UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the three months ended March 31, 2016

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Cumberland House

1 Victoria Street, 5th Floor

Hamilton, HM11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐           No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited condensed interim consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at and for the quarterly periods ended March 31, 2016 and 2015.

This Report is hereby incorporated by reference into the following registration statements of the Company:

•	Registration Statement on Form F-3 (Registration No. 333-198371) filed with the U.S. Securities and Exchange Commission on August 26, 2014;

•	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015; and

•	Registration Statement on Form F-3 (Registration No. 333-206501) filed with the U.S. Securities and Exchange Commission on August 21, 2015, as amended.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “will,” “expect,” “pending” and similar expressions are among those that identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessel breakdowns and instances of off-hires; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: May 4, 2016	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2015. The unaudited condensed interim consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S dollars as at and for the three months ended March 31, 2016 and 2015.  Unless the context otherwise requires, the terms “Ardmore,” “we,” “our” and “us” refer to Ardmore Shipping Corporation (“ASC”) and its consolidated subsidiaries.

GENERAL

Ardmore Shipping Corporation (“ASC”) owns and operates a fleet of mid-size product and chemical tankers ranging from approximately 17,000 to 50,000 deadweight tonnes (“Dwt”). Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, and maintain a cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and has established close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. We market our services directly to our customers, including a range of pooling service providers. As of April 25, 2016, our fleet consisted of 24 vessels, two of which are being held for sale, which are reflected in the following table:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
In Operation
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	June-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	June-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	July-13	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sept-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	—	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	July-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	July-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Ardmore Calypso(1)	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella(1)	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod
Total	24	969,953

(1) Vessel under contract for sale. Ardmore is scheduled to deliver the vessel to the buyer in the second quarter of 2016.

SIGNIFICANT DEVELOPMENTS

Financing

During the quarter ended March 31, 2016, Ardmore completed a refinancing of substantially all of its outstanding debt by entering into three new credit facilities providing for an aggregate principal amount of loans of up to $428 million. As of April 25, 2016, Ardmore had borrowed an aggregate of $408 million under these facilities. See Note 2 (“Debt”) and Note 3 (“Refinancing”) to our condensed interim consolidated financial statements included in this Report.

The first facility consists of $213 million of debt from ABN AMRO Bank N.V. (“ABN”) and DVB Bank America N.V. (“DVB”), including an incremental commitment of $20 million to fund future acquisitions. The second facility consists of $151 million of debt from Nordea Bank AB (“Nordea”) and Skandinaviska Enskilda Banken AB (Publ) (“SEB”). The third facility consists of $64 million of debt from Credit Agricole Corporate and Investment Bank (“CACIB”), consisting of $39 million to refinance two existing vessels plus a $25 million commitment for additional financing.

The covenants and other conditions contained in the new facilities are consistent with those of our prior credit facilities.

Sale of Ardmore Calypso and Ardmore Capella

In October 2015, Ardmore exercised its option to purchase two vessels, the Ardmore Calypso and Ardmore Capella, which Ardmore had previously leased under a capital lease arrangement, and concurrently agreed to the future sale of these vessels. The aggregate sale price for the two vessels is $38.5 million, which will result in a net gain when the vessels deliver to the buyers in the second quarter of 2016. Ardmore has reclassified these two vessels as vessels held for sale, effective November 2015, and no longer depreciates these vessels.

Repurchase of common stock

During the quarter ended March 31, 2016, Ardmore repurchased 366,347 shares under its existing share repurchase plan at a weighted average price of $8.20 per share (including fees and commission) and an aggregate price of $3.0 million.

Dividends

On May 4, 2016, Ardmore’s Board of Directors declared a cash dividend of $0.16 per share for the quarter ended March 31, 2016. The dividend is payable on May 31, 2016 to all shareholders of record on May 16, 2016.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our income statement and include voyage expenses among our operating expenses. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or “TCE” rates, and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable.

Statement of Operations for the Three Months ended March 31, 2016 and March 31, 2015

The following table presents our operating results for the three months ended March 31, 2016 and 2015.

INCOME STATEMENT DATA	Three months ended
	Mar. 31, 2016	Mar. 31, 2015	Variance ($)	Variance (%)
REVENUE
Revenue	43,536,296	29,615,937	13,920,359	47%

OPERATING EXPENSES
Commissions and voyage related costs	7,407,647	6,120,847	(1,286,800)	(21%)
Vessel operating expenses	13,697,669	9,220,308	(4,477,361)	(49%)
Depreciation	7,051,829	4,908,604	(2,143,225)	(44%)
Amortization of deferred dry dock expenditure	593,851	562,630	(31,221)	(6%)
General and administrative expenses	3,613,327	2,115,642	(1,497,685)	(71%)
Total operating expenses	32,364,323	22,928,031	(9,436,292)	(41%)

Profit from operations	11,171,973	6,687,906	4,484,067	67%

Interest expense and finance costs	(4,433,611)	(1,609,769)	(2,823,842)	(175%)
Interest income	21,140	1,634	19,506	1,194%

Profit before taxes	6,759,502	5,079,771	1,679,731	33%

Income tax	(20,000)	(12,488)	(7,512)	60%

Net profit	6,739,502	5,067,283	1,672,219	33%

Revenue. Revenue for the three months ended March 31, 2016 was $43.5 million, an increase of $13.9 million from $29.6 million for the three months ended March 31, 2015. The increase is due to an increase in the average number of owned vessels to 24 for the three months ended March 31, 2016, from 15.9 for the three months ended March 31, 2015, improving market conditions and strong earnings per day generated by vessels. We had 17 vessels employed in the spot and pool markets as at March 31, 2016 and had 12 vessels employed in the spot and pool market as at March 31, 2015. For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs. Commissions and voyage related costs were $7.4 million for the three months ended March 31, 2016, an increase of $1.3 million from $6.1 million for the three months ended March 31, 2015. This increase is primarily due to 768 additional revenue days in the first quarter of 2016 as compared to the first quarter of 2015, in line with the additional vessel deliveries noted above. In addition, the increase in spot employed vessels, resulting in 365 additional spot revenue days in the first quarter of 2016 as compared to the first quarter of 2015, increases commissions and voyage related expenses. In direct spot employment all voyage expenses are borne by Ardmore as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

TCE rate. The TCE rate for our fleet was $17,131 per day for the three months ended March 31, 2016, decreasing by $18 per day from $17,149 per day for the three months ended March 31, 2015.

Vessel operating expenses. Vessel operating expenses were $13.7 million for the three months ended March 31, 2016, an increase of $4.5 million from $9.2 million for the three months ended March 31, 2015. This increase is primarily due to an increase in the number of vessels in operation for the three months ended March 31, 2016. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,194 for the three months ended March 31, 2016, as compared to $6,226 for the three months ended March 31, 2015.

Depreciation. Depreciation expense for the three months ended March 31, 2016 was $7.1 million, an increase of $2.2 million from $4.9 million for the three months ended March 31, 2015. The increase is primarily due to an increase in the average number of owned vessels to 24 for the three months ended March 31, 2016, from 15.9 for the three months ended March 31, 2015.

Amortization of deferred drydock expenditure. Amortization of deferred drydock expenditure for the three months ended March 31, 2016 was $0.6 million, consistent with the three months ended March 31, 2015 when amortization of deferred drydock expenditure was also $0.6 million. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and administrative expenses. General and administrative expenses for the three months ended March 31, 2016 were $3.6 million, as compared to $2.1 million for the three months ended March 31, 2015. The increase of $1.5 million reflects additional costs associated with operating a larger fleet, legal fees not capitalized associated with the debt refinancing and internal chartering costs which, during 2015 were included in commission and voyage related costs.

Interest expense and finance costs. Interest expense and finance costs (which include loan interest, capital lease interest, amortization of deferred financing fees and are net of capitalized interest) for the three months ended March 31, 2016 were $4.4 million, as compared to $1.6 million for the three months ended March 31, 2015. Cash interest expense increased by $1.4 million to $3.8 million for the three months ended March 31, 2016 from $2.4 million for the three months ended March 31, 2015. This was the result of an increase in the average debt balance following the delivery of six vessels since March 31, 2015, partially offset by a reduction in the interest expense following the refinancing of debt completed during the first quarter of 2016. Capitalized interest, which relates to vessels under construction, was nil for the three months ended March 31, 2016, as compared to $1.1 million for the three months ended March 31, 2015, as there were no vessels under construction during the three months ended March 31, 2016. Amortization of deferred financing charges for the three months ended March 31, 2016 was $0.6 million, as compared to $0.3 million for the three months ended March 31, 2015.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at March 31, 2016, our total cash and cash equivalents were $47.5 million, an increase of $7.4 million from $40.1 million as at December 31, 2015. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term spot charters, including participation in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that reduces the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Commercial pools reduce revenue volatility because they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including cash balances, bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

Our credit facilities and capital leases are described in Notes 2 (“Debt”) and 4 (“Capital leases”), respectively, to our condensed interim consolidated financial statements included in this Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including covenants that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at March 31, 2016, we were in compliance with all covenants relating to our financing facilities.

During the quarter ending March 31, 2016, we completed a refinancing of substantially all of our outstanding debt as described in Note 3 (“Refinancing”) to our condensed interim consolidated financial statements included in this Report. The covenants and other conditions on all new facilities are consistent with those of our prior credit facilities.

CASH FLOW DATA

Cash Flow Data for the Three Months Ended March 31, 2016 and March 31, 2015

CASH FLOW DATA	Three months ended
	Mar. 31, 2016	Mar. 31, 2015
Net cash provided by operating activities	17,605,636	1,182,279
Net cash used in investing activities	(1,000,125)	(94,383,390)
Net cash (used in) / provided by financing activities	(9,244,457)	55,405,349

Cash provided by operating activities

For the three months ended March 31, 2016, cash flow provided by operating activities was $17.6 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $15.3 million. Changes in operating assets and liabilities resulted in an inflow of $2.9 million and drydock payments were $0.6 million. For the three months ended March 31, 2015, cash flow provided by operating activities was $1.2 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $11.2 million. Changes in operating assets and liabilities resulted in an outflow of $9.1 million and drydock payments were $1.0 million.

Cash used in investing activities

For the three months ended March 31, 2016, net cash used in investing activities was $1.0 million, consisting of payments for leasehold improvements, vessel equipment and other non-current assets. For the three months ended March 31, 2015, net cash used in investing activities was $94.4 million, consisting of investments of $15.9 million in vessels and payments of $78.5 million for vessels completed and other non-current assets.

Cash (used in) / provided by financing activities

For the three months ended March 31, 2016, the net cash used in financing activities was $9.2 million. Drawdowns of long-term debt amounted to $2.0 million and repayments of debt amounted to $0.9 million. Total principal repayments of the capital lease arrangement were $0.4 million. We also incurred payments of $4.1 million relating to deferred finance charges for loan facilities. We made payments of $3.0 million for repurchases of our common stock. Quarterly cash dividends paid were $2.9 million for the period. For the three months ended March 31, 2015, the net cash provided by financing activities was $55.4 million. Drawdowns of long-term debt amounted to $63.8 million and repayments of debt amounted to $4.8 million. Total principal repayments of the capital lease arrangement were $0.4 million. We incurred $0.6 million of deferred finance charges for loan facilities, and for commitment fees payable in respect of other financing committed for vessels which were under construction. Quarterly cash dividends paid were $2.6 million for the period.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of March 31, 2016 is as follows:

	For the Years Ended December 31,
	2016	2017	2018	2019
Number of vessels in drydock (excluding in-water surveys)	3	3	5	5

We endeavor to manage the timing of future dockings across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase.

Dividends

On February 3, 2016, our Board of Directors declared a cash dividend of $0.13 per share for the quarter ended December 31, 2015. The cash dividend was paid on March 1, 2016 to all shareholders of record on February 15, 2016.

On May 4, 2016, our Board of Directors declared a cash dividend of $0.16 per share for the quarter ended March 31, 2016. The dividend is payable on May 31, 2016 to all shareholders of record on May 16, 2016.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2016.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2016, we had no off-balance sheet arrangements.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year end December 31, 2015, regarding risks which could materially affect our business, financial condition and results of operations.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, Pounds Sterling, Hong Kong Dollar) and, as a result, there is risk to us that currency fluctuations may have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the three months ended March 31, 2016.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt.  We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from or expense relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of these items are held with one bank — Nordea Bank. While we believe this risk of loss is low, we will keep this matter under review and revise our policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk. As at March 31, 2016 our 24 vessels in operation were employed with 13 different charterers.

Ardmore Shipping Corporation

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Condensed Interim Consolidated Balance Sheets as at March 31, 2016 and December 31, 2015	F-2
Unaudited Condensed Interim Consolidated Statement of Operations for the three months ended March 31, 2016 and March 31, 2015	F-3
Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the three months ended March 31, 2016, three months ended March 31, 2015 and twelve months ended December 31, 2015	F-4
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2016 and March 31, 2015	F-5
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-6

Ardmore Shipping Corporation

Unaudited Condensed Interim Balance Sheets

As at March 31, 2016 and December 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

	As at
ASSETS	Mar. 31, 2016	Dec. 31, 2015
Current assets
Vessels held for sale	37,083,985	37,083,985
Cash and cash equivalents	47,470,436	40,109,382
Receivables, trade	20,245,597	26,189,316
Working capital advances	3,475,000	3,475,000
Prepayments	1,130,488	1,042,359
Advances and deposits	5,006,659	3,511,872
Other receivables	23,953	23,953
Inventories	4,300,202	3,969,483
Total current assets	118,736,320	115,405,350

Non-current assets
Vessels and vessel equipment, net	651,917,546	658,628,933
Deferred drydock expenditure, net	3,756,659	3,730,374
Leasehold improvements, net	502,277	-
Other non-current assets, net	592,014	432,951
Total non-current assets	656,768,496	662,792,258

TOTAL ASSETS	775,504,816	778,197,608

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	9,652,632	12,482,540
Charter revenue received in advance	2,569,505	1,192,317
Other payables	106,479	144,932
Accrued interest on loans	2,133,741	1,752,226
Current portion of long-term debt	35,125,804	27,014,500
Current portion of capital lease obligations	26,239,253	26,771,911
Total current liabilities	75,827,414	69,358,426

Non-current liabilities
Non-current portion of long-term debt	350,850,570	361,227,904
Total non-current liabilities	350,850,570	361,227,904

Equity
Share capital	263,990	263,297
Additional paid in capital	339,099,530	338,226,370
Treasury stock	(4,272,477)	(1,278,546)
Accumulated surplus	13,735,789	10,400,157
Total equity	348,826,832	347,611,278

TOTAL LIABILITIES AND EQUITY	775,504,816	778,197,608

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-2

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statement of Operations

For the three months ended March 31, 2016 and March 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended
	Mar. 31, 2016	Mar. 31, 2015
REVENUE
Revenue	43,536,296	29,615,937

OPERATING EXPENSES
Commissions and voyage related costs	7,407,647	6,120,847
Vessel operating expenses	13,697,669	9,220,308
Depreciation	7,051,829	4,908,604
Amortization of deferred drydock expenditure	593,851	562,630
General and administrative expenses	3,613,327	2,115,642
Total operating expenses	32,364,323	22,928,031

Profit from operations	11,171,973	6,687,906

Interest expense and finance costs	(4,433,611)	(1,609,769)
Interest income	21,140	1,634

Profit before taxes	6,759,502	5,079,771

Income tax	(20,000)	(12,488)

Net profit	6,739,502	5,067,283

Earnings per share, basic and diluted	0.26	0.20
Weighted average number of shares outstanding, basic and diluted	26,059,879	25,980,600

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-3

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended March 31, 2016 and March 31, 2015

And for the twelve months ended December 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury stock	Accumulated surplus / (deficit)	TOTAL
Balance as at January 1, 2015	25,980,600	261,000	339,082,131	(1,278,546)	(10,864,492)	327,200,093
Share based compensation	-	-	352,338	-	-	352,338
Dividend payments	-	-	(2,598,060)	-	-	(2,598,060)
Profit for the period	-	-	-	-	5,067,283	5,067,283
Balance as at March 31, 2015	25,980,600	261,000	336,836,409	(1,278,546)	(5,797,209)	330,021,654

Balance as at January 1, 2015	25,980,600	261,000	339,082,131	(1,278,546)	(10,864,492)	327,200,093
Share based compensation	-	-	1,436,505	-	-	1,436,505
Dividend payments	229,711	2,297	(2,292,266)	-	(10,690,316)	(12,980,285)
Profit for year	-	-	-	-	31,954,965	31,954,965
Balance as at December 31, 2015	26,210,311	263,297	338,226,370	(1,278,546)	10,400,157	347,611,278
Share based compensation	-	-	320,985	-	-	320,985
Repurchase of common stock	(366,347)	-	-	(2,993,931)	-	(2,993,931)
Dividend payments	69,273	693	552,175	-	(3,403,870)	(2,851,002)
Profit for the period	-	-	-	-	6,739,502	6,739,502
Balance as at March 31, 2016	25,913,237	263,990	339,099,530	(4,272,477)	13,735,789	348,826,832

The accompanying notes are an integral part of these condensed interim consolidated financial statements

F-4

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2016 and March 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended
	Mar. 31, 2016	Mar. 31, 2015
OPERATING ACTIVITIES
Net profit	6,739,502	5,067,283
Non-cash items:
Depreciation	7,051,829	4,908,604
Amortization of deferred dry dock expenditure	593,851	562,630
Share based compensation	320,985	352,338
Amortization of deferred finance charges	600,463	301,175
Changes in operating assets and liabilities:
Receivables, trade	5,943,719	(7,724,764)
Working capital advances	-	(975,000)
Prepayments	(87,758)	413,216
Advances and deposits	(1,494,787)	(812,459)
Other receivables	-	(52,630)
Inventories	(330,719)	(1,331,291)
Payables, trade	(2,829,908)	2,528,271
Charter revenue received in advance	1,377,188	(1,047,634)
Other payables	(38,453)	(195,322)
Accrued interest on loans	381,516	144,108
Deferred dry dock expenditure	(621,792)	(956,246)
Net cash provided by operating activities	17,605,636	1,182,279

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(299,398)	(78,484,645)
Payments for vessels under construction	-	(15,864,844)
Payments for leasehold improvements	(502,277)	-
Payments for other non-current assets	(198,450)	(33,901)
Net cash used in investing activities	(1,000,125)	(94,383,390)

FINANCING ACTIVITIES
Proceeds from long-term debt	2,010,000	63,830,000
Repayments of long term debt	(855,000)	(4,848,732)
Repayments of capital leases	(443,813)	(400,667)
Payments for deferred finance charges	(4,110,711)	(577,192)
Payment of dividend	(2,851,002)	(2,598,060)
Payments for treasury stock	(2,993,931)	-
Net cash (used in)/provided by financing activities	(9,244,457)	55,405,349

Net increase/(decrease) in cash and cash equivalents	7,361,054	(37,795,762)

Cash and cash equivalents at the beginning of the period	40,109,382	59,879,596

Cash and cash equivalents at the end of the period	47,470,436	22,083,834

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-5

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and March 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

1.	General information and significant accounting policies

1.1.	Background

Ardmore Shipping Corporation (NYSE: ASC) (‘‘ASC’’), together with its subsidiaries (collectively ‘‘Ardmore’’ or ‘‘the Company’’), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at March 31, 2016 Ardmore had 24 vessels in operation. The average age of Ardmore’s operating fleet at March 31, 2016 was 4.5 years.

1.2.	Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, ASC completed its initial public offering (the ‘‘IPO’’) of 10,000,000 shares of its common stock. Prior to the IPO, GA Holdings LLC, who was then ASC’s sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC (‘‘ASLLC’’) for 8,049,500 shares of ASC, and ASLLC became a wholly owned subsidiary of ASC. Immediately following the IPO, GA Holdings LLC held 44.6% of the outstanding common stock of ASC, with the remaining 55.4% held by public investors. In March 2014, ASC completed a follow-on public offering of 8,050,000 shares of its common stock. In November 2015, ASC completed a secondary offering of 4,000,000 shares held by GA Holdings LLC. As at March 31, 2016, GA Holdings LLC held 4,348,798 common shares, or 16.8% of the outstanding common stock of ASC, with the remaining 83.2% held by public investors.

As at March 31, 2016, ASC has 45 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet. Ardmore Shipping (Bermuda) Limited, a wholly-owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly-owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.	Basis of preparation

The accompanying unaudited condensed interim consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. All subsidiaries are 100% directly or indirectly owned by ASC. All intercompany balances and transactions have been eliminated on consolidation. These unaudited condensed interim consolidated statements and the accompanying notes should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2015.

These unaudited condensed interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as at and for the periods presented.

The consolidated balance sheet as of December 31, 2015 has been derived from the audited financial statement at that date, but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

1.4.	Summary of significant accounting policies

Except as detailed under Section 1.6 below, there have been no changes in the Company’s significant accounting policies for the three months ended March 31, 2016 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2015.

F-6

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and March 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

1.5.	Share based payments

The Company may grant share-based payment awards, such as restricted stock units or stock appreciation rights, as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. If the award contains a market condition, such conditions are included in the determination of the fair value of the stock unit. Once the fair value has been determined, the associated expense is recognized in the consolidated statement of operations over the requisite service period. For additional information, please see Note 7 (“Stock appreciation rights”).

1.6.	Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (‘‘FASB’’) issued Accounting Standards Update (‘‘ASU’’) No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and is effective for the Company for annual periods beginning after December 15, 2017. Early adoption is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities (e.g., sales of property or plant and equipment). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the effect of this new standard.

In August 2014, the FASB issued new guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern for one year after the date that the financial statements are issued or available to be issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. This guidance is effective for the Company on January 1, 2017, with early adoption permitted. The Company does not currently expect the adoption of this guidance to have an impact on its consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The update simplifies the presentation of debt issuance costs by requiring that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. This update is effective for interim and annual periods beginning after December 15, 2015, and is to be applied retrospectively. Ardmore chose to adopt this standard update early, and has presented deferred finance fees as a direct deduction from the carrying amount of the applicable debt liabilities as at December 31, 2015, with comparatives as at December 31, 2014 restated accordingly.

In February 2016, the FASB issued ASU No. 2016-02 Leases, a standard which will replace previous topics on lease accounting. The revised guidance will require lessees to recognize on their balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. Ardmore currently recognizes on its balance sheet those leases classified as capital leases. Those leases that are currently accounted for as operating leases will have to be reviewed and potentially included on Ardmore’s balance sheet in accordance with the new guidance. This guidance is effective for the Company on January 1, 2019 and a modified retrospective approach is required for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. Management is in the process of assessing the full effect of this new standard.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. It will also allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The guidance is effective for the Company on January 1, 2017. Early application is permitted in any annual or interim period for which financial statements have not been issued or made available for issuance, but all of the guidance must be adopted in the same period. Management is in the process of assessing the effect of this new standard.

F-7

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and March 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

1.7.	Financial instruments

The carrying values of cash and cash equivalents, trade receivables and trade payables reported in the consolidated balance sheet are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

2.	Debt

As at March 31, 2016, Ardmore had five loan facilities. ASC’s applicable ship-owning subsidiaries have granted first priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the loan facilities. ASC and its subsidiary ASLLC have provided guarantees in respect of the loan facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at March 31, 2016 and December 31, 2015 are as follows:

	As at
	Mar 31, 2016	Dec 31, 2015
Facility I ("First ABN AMRO Facility")	4,500,000	5,000,000
Facility II ("Second ABN AMRO Facility")	-	50,270,000
Facility III ("DVB Facility")	-	80,462,000
Facility IV ("Joint Bank Facility")	-	212,282,628
Facility V ("NIBC Bank Facility")	11,370,000	11,725,000
Facility VI ("CACIB Bank Facility")	39,000,000	36,725,000
Facility VII (“ABN/DVB Joint Bank Facility”)	192,250,000	-
Facility VIII (“Nordea/SEB Joint Bank Facility”)	150,500,000	-
Total debt	397,620,000	396,464,628
Deferred Finance Fees	(11,643,626)	(8,222,224)
Net Total Debt	385,976,374	388,242,404
Current portion of long-term debt	37,687,262	29,137,825
Current portion of deferred finance fees	(2,561,458)	(2,123,325)
Total current portion of long-term debt	35,125,804	27,014,500
Non-current portion of long-term debt	350,850,570	361,227,904

Future minimum repayments under the Company’s loan existing facilities for each year indicated below are as follows:

As at
Mar 31, 2016
2016	29,150,672
2017	37,727,563
2018	34,727,563
2019	33,727,563
2020	33,727,563
2021	36,577,563
2022	191,981,513
397,620,000

F-8

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and March 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

First ABN AMRO Bank Facility

On March 16, 2011, three of ASC’s subsidiaries entered into a $40.5 million long-term loan facility agreement with ABN for vessel acquisitions. A total of $32 million was drawn down on this facility and the remaining $8.5 million is no longer available for borrowing. The loan bears interest at LIBOR plus 3.25%. On March 28, 2013, two of the subsidiaries party to this loan entered into a capital lease arrangement (see Note 4). As part of this arrangement the senior debt outstanding on the two vessels of $17.9 million was repaid in full on April 2, 2013. As such, one ASC subsidiary remains as a borrower under this facility. Principal repayments on loans are made on a quarterly basis. The loan fully matures in 2018.

Second ABN AMRO Bank Facility

On August 24, 2011, two of ASC’s subsidiaries entered into a long-term $48.9 million loan facility agreement with ABN to finance two vessels under construction. This loan was drawn down fully. Interest on the loan was calculated at LIBOR plus 3.20%. On April 29, 2015, the two applicable subsidiaries entered into a $10.0 million term loan facility for an additional tranche for the two vessels in operation. The full amount of the additional tranche was drawn down in May 2015 and bore interest commencing at LIBOR plus 4.50%. This loan facility was repaid in full in January 2016.

DVB Bank Facility

On September 28, 2012, five of ASC’s subsidiaries entered into a $81.85 million long-term loan facility agreement with DVB both to refinance existing financed vessels and to finance two vessels under construction. The first tranche was drawn down in October 2012 and bore interest at LIBOR plus 3.75%. The second and third tranches were drawn down in January 2014 and February 2014, and bore interest at LIBOR plus 2.45%. On April 29, 2015, the five subsidiaries entered into a $15.0 million term loan facility for an additional tranche for the five vessels in operation. The full amount of the loan was drawn down in May, 2015 and bores interest at LIBOR plus 4.50%. This loan facility was repaid in full in January 2016.

Joint Bank Facility

On March 19, 2014, eight of ASC’s subsidiaries entered into a $172.0 million long-term loan facility with ABN, Nordea and SEB to finance eight vessels under construction. On July 24, 2014, the Company increased the aggregate principal amount available under this facility by up to $53.3 million to $225.3 million, in order to finance three secondhand vessels which the Company acquired in 2014. The first and second tranches of the increased facility were drawn down in August 2014. The third tranche was drawn down in June 2014. Interest was calculated on each of these tranches at LIBOR plus 2.95%. There were eight further tranches drawn down under the loan facility between February and November 2015. Interest was calculated on each of those tranches at LIBOR plus 3.15%. This loan facility was repaid in full in January 2016.

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to Ardmore in 2014. The facility was drawn down in September 2014 and bears interest at a rate of LIBOR plus 2.90%. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan facility matures in 2021.

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with CACIB to finance two vessels under construction. On March 10, 2016, this facility was refinanced. The lenders provided an additional $25 million commitment for additional financing and an additional tranche of $2.3 million was drawn down. The full facility matures in 2022. Interest is calculated on each tranche at a rate of LIBOR plus 2.50%. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

F-9

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and March 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

ABN/DVB Joint Bank Facility

On January 13, 2016, 11 of ASC’s subsidiaries entered into a $213 million long-term loan facility (including an incremental commitment of $20 million to fund future acquisitions) with ABN and DVB to refinance existing facilities. The loan, other than the $20 million commitment, was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.55%. The loan matures in 2022. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

Nordea/SEB Joint Bank Facility

On January 13, 2016, seven of ASC’s subsidiaries entered into a $151 million long-term loan facility with Nordea and SEB to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.50%. The loan matures in 2022. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

Long-term debt financial covenants

Ardmore’s long-term debt facilities described above include certain covenants. The financial covenants require that ASC:

•	maintain minimum solvency of not less than 30%;
•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt. The required minimum cash balance as of March 31, 2016 was $19.9 million;
•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is no less than 130% of the debt outstanding for the facility;
•	maintain a corporate net worth of not less than $150 million;
•	maintain positive working capital, excluding balloon maturities; and
•	maintain at all times a ratio of EBITDA plus a portion of cash in excess of Ardmore’s minimum liquidity to total interest expense of at least 2.25:1.

The Company was in full compliance with all of its loan covenants as of March 31, 2016.

3.	Refinancing

During the first quarter of 2016, Ardmore completed a refinancing of substantially all of its outstanding debt by entering into three new credit facilities providing for an aggregate principal amount of up to $428 million. The first facility consists of $213 million of debt from ABN and DVB, including an incremental commitment of $20 million to fund future acquisitions.

The second facility consists of $151 million of debt from Nordea and SEB.

The third facility consists of $64 million of debt from CACIB, comprising of $39 million to refinance two existing vessels, plus a $25 million commitment for additional financing.

The covenants and other conditions in the new facilities are consistent with those of the Company's prior credit facilities.

F-10

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and March 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

4.	Capital leases

On March 28, 2013, two of ASC’s subsidiaries entered into an agreement, which took effect on April 2, 2013, for the sale and leaseback (under a capital lease arrangement) of the Ardmore Calypso and Ardmore Capella. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessels of $17.9 million was repaid in full on April 2, 2013. The capital leases were scheduled to expire in 2018 and include a mandatory purchase obligation to repurchase the vessels, as well as a purchase option exercisable by Ardmore. ASC’s subsidiary, ASLLC, has provided a guarantee in respect of this financing arrangement.

In October 2015, Ardmore exercised its option to purchase the Ardmore Calypso and Ardmore Capella, and agreed to terms for the onward sale of these vessels. The aggregate sale price for the two vessels is $38.5 million, resulting in a net gain when the vessels deliver to the buyers in the second quarter of 2016.

Ardmore has reclassified these two vessels as vessels held for sale, effective November 2015 and no longer depreciates these vessels.

	As at
	Mar 31, 2016	Dec 31, 2015
Current portion of capital lease obligations	26,653,535	27,097,348
Current portion of deferred finance fees	(414,282)	(325,437)
Total capital lease obligations	26,239,253	26,771,911

The future minimum lease payments required under the capital leases at March 31, 2016, are as follows:

As at
Mar 31, 2016
2016	27,164,804
Total minimum lease payments	27,164,804
Less amount representing interest	(511,269)
Less amounts representing deferred finance fees	(414,282)
Net minimum lease payments	26,239,253

Assets recorded under capital leases are included in vessels held for sale and consist of the following at March 31, 2016:

	As at
	Mar 31, 2016	Dec 31, 2015
Vessels held for sale	37,083,985	37,083,985
	37,083,985	37,083,985

5.	Interest expense and finance costs

	Three months ended
	Mar 31, 2016	Dec 31, 2015
Interest incurred	3,833,148	2,384,806
Capitalized interest	-	(1,076,212)
Amortization of deferred financing charges	600,463	301,175
	4,433,611	1,609,769

F-11

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and March 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

6.	Commitments and contingencies

As at March 31, 2016, the Company had the following commitments:

	2016	2017	2018-2020
Loan commitment fees	204,000	-	-
Office space	60,720	229,646	851,813
	264,720	229,646	851,813

Loan commitment fees are based on management’s best estimates of future drawdown dates as of March 31, 2016.

7.	Stock appreciation rights (“SARs”)

As at March 31, 2016, ASC had granted 1,347,575 SARs (inclusive of 1,579 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

The SAR awards provide that in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e., 400%) the per share exercise price of the SAR. In other words, the fair market value of a share of our common stock for purposes of calculating the amount payable under the SAR is not deemed to exceed five times (i.e. 500%) the per share exercise price of the SAR. Any appreciation in excess of four times the per share exercise price of the SAR will be disregarded for purposes of calculating the amount payable under the SAR. Vesting on all awards up to July 31, 2016 is subject to certain market conditions being met. On that date the vesting will revert to being solely dependent on time of service. The grant date fair value was calculated by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero coupon U.S. Treasury bill commensurate with the contractual terms of the units and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group. A summary of awards, simulation inputs and outputs is as follows:

				Monte Carlo Simulation Inputs
Date	SARs Awarded	Exercise Price	Vesting Period	Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility	Weighted Average Fair Value @grant date	Average Expected Exercise Life
01-Aug-13	1,078,125	$14.00	5 yrs	$14.00	2.87%	2.15%	54.89%	$4.28	4.9 - 6.0 yrs
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 - 5.0 yrs
01-Jun-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 - 5.0 yrs
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 - 5.0 yrs
15-Jan-16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs

F-12

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and March 31, 2015
(Expressed in U.S. Dollars, unless otherwise stated)

The cost of each tranche is being recognized by the Company on a straight line basis. The recognition of share-based compensation costs related to the tranches that vest before July 31, 2016 will be accelerated if the market condition is met and the requisite service period has been completed. The Company’s policy for issuing shares, if exercised, is to register and issue new common shares to the beneficiary. The movement for the quarter ended March 31, 2016 is set forth below:

	No. of Units	Weighted average exercise price
Balance as at January 1, 2016	1,142,056	$13.87
SARs granted during the quarter ending March 31, 2016	205,519	$9.20
SARs exercised/converted/expired during the quarter	-	-
SARs forfeited during the quarter	-	-
Balance as at March 31, 2016 (none of which are exercisable or convertible)	1,347,575	$13.16

The total cost related to non-vested awards expected to be recognized through 2018 is set forth below:

Period	TOTAL
2016	1,306,040
2017	458,123
2018	155,294
1,919,457

8.	Subsequent Events

Of the two vessels held for sale as of March 31, 2016, the Ardmore Capella was delivered and sold to the purchaser on April 28, 2016 and the Ardmore Calypso is scheduled to be delivered and be sold to the purchaser on May 9, 2016. The aggregate sales price for the two vessels is $38.5m.

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